EXHIBIT 99
                          OCWEN ASSET INVESTMENT CORP.

                              INVESTMENT GUIDELINES


                                   I. PREFACE

         Ocwen Asset Investment Corp., a Virginia corporation (the "Company") has elected to be taxed as a real estate investment trust ("REIT") pursuant to the Internal Revenue Code of 1986, as amended. The day to day business and investment affairs of the Company will be managed by Ocwen Capital Corporation, a Florida corporation (the "Manager") in accordance with the terms of a Management Agreement. The management of the Company shall at all times be conducted pursuant to the supervision of the Board of Directors of the Company and the Guidelines set forth here.

         At a meeting duly called and held on May 12, 1997, these Guidelines were duly adopted by the Company's Board of Directors. The Guidelines may be amended from time to time at the discretion of the Board of Directors, and these Guidelines will be reviewed periodically by the Board of Directors. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Company's Prospectus, dated May 14, 1997, filed with the Securities and Exchange Commission as part of the Company's Registration Statement (No. 333-21965) on Form S-11.

                                II. INTRODUCTION

         The Company's objective is to build a diverse portfolio in Real Estate Related Assets with a view to maximizing income for distribution to shareholders, consistent with acceptable levels of risk. Pending investment in Real Estate Related Assets, the Company shall invest in readily marketable securities, consistent with maintaining the Company's REIT status, or interest-bearing deposit accounts.

         The Company intends to invest in Subordinated Interests and Distressed Real Property when opportunities that the Company considers advantageous become available. To invest in appropriate assets efficiently during approximately the first year of the Company's operation, and from time to time thereafter, the Company intends also to invest in Other Real Estate Assets, including Mortgage Loans, MBS and other real property interests. Until appropriate real estate related acquisitions are made, however, the net proceeds of the Common Stock offering may be invested in readily marketable securities, consistent with maintaining the Company's REIT qualification, or in interest bearing deposit accounts. The Board of Directors acknowledge that it may take considerable time for the Manager, and therefor the Company, to find appropriate investments, during which time the Company's assets will be invested in relatively low yield instruments.

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         The Company at all times shall comply with the federal, state and local statutes,  rules and regulations  applicable to it. The Company shall maintain a
system  of  internal   accounting  controls  sufficient  to  provide  reasonable
assurances  that   transactions  are  executed  in  accordance  with  applicable statutes, rules and regulations and these Guidelines. The Company at all times shall act and make investments so that it shall not be deemed to be an "investment company" under the Investment Company Act of 1940 (the "1940 Act"). The 1940 Act requires, among other activities, that the Company must invest fifty-five percent (55%) of its assets in mortgages and other liens on and interests in real estate, and an additional twenty-five percent (25%) in Qualifying Interests or other real estate related assets within one year of Closing, or May 19, 1998.

                 III. INVESTMENTS IN REAL ESTATE RELATED ASSETS

                            A. SUBORDINATED INTERESTS

         The  Company   shall  be  permitted  to  purchase   rated  and  unrated
Subordinated Interests that are subordinated to one or more other classes of MBS, including Sub IOs and Subordinated Interests that are designated a REMIC Residual Interest.

         Before acquiring a Subordinated Interest, the Company performs a number of due diligence tasks to evaluate the investment and to verify the information and material provided by the seller to the Company. With respect to RMBS, the Manager creates two sample pools: 1) a random sample and 2) an adverse sample, with characteristics (such as high loan-to-value ratios or poor delinquency histories) that make them likely to perform more poorly than the average loans in the pool under consideration. The Manager will obtain broker's price opinions ("BPOs") from one of its approved brokers for each of the loans in the sample pools. The Manager evaluates each BPO to verify its reasonableness, and, if appropriate, additional information is obtained until the Manager is satisfied that a reasonable determination of the value of the loan can be made. The Manager also estimates the potential for increases or decreases in estimated property values based on local real estate trends.

         Losses on mortgage loans are measured in two ways, loss frequency and loss severity. Loss frequency (the monthly percentage of the loan balances projected to default during the life of the securitization) is estimated by using industry standard predictive models, supplemented by Ocwen Financial's historical data and experience.

         Loss severity (the amount of loss expected to be realized on defaulted loans) is estimated by projecting the net resolution proceeds expected to be derived from the defaulted loans based upon Ocwen Financial's proprietary in-house computer models. This net resolution analysis reviews all potential forms of resolution, including full payoff, discounted payoff, reinstatement, foreclosure and sale, deed-in-lieu and sale, and takes into account, among other things, real estate value, carrying costs (that is, property taxes, insurance and maintenance) and average months to foreclose in the particular state.

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         With respect to CMBS, the Company  determines on a  loan-by-loan  basis which loans will undergo a full-scope review and which loans will undergo a more streamlined "desktop analysis." Considerations that influence the choice for scope of review are loan size, debt service coverage ratio, loan to value ratio, loan maturity, lease rollover, property type and geographic location. A full-scope review may include, among other factors, a property site inspection, tenant-by-tenant rent roll analysis, review of historical income and expenses for each property securing the loan, a review of major leases for each property
(if   applicable);   recent   appraisals  (if   applicable),   engineering   and
environmental reports (if applicable), and a BPO review. For those loans that are selected for the more streamlined desktop analysis, the Manager's evaluation may include a review of the property operating statements, summary loan level data, third party reports, and a BPO review, each as available. If the Manager's
review  of  such   information   does  not  reveal  any  unusual  or  unexpected
characteristics or factors, no further due diligence is performed. After completing the review of the documentation and the property inspection, the information compiled will be analyzed to determine collateral value for each property securing the loans. Based on these factors, the Manager will determine a resolution value for each loan for purposes of projecting future cash flows after adjustments for estimated future losses.

         After completing the foregoing evaluations, the Manager will model the structure of the RMBS or CMBS securitization based on the disclosure documents that reveal the payment structure of the MBS and the characteristics of the underlying mortgage collateral. This modeling is done in order to estimate future cash flows to be received by the Subordinated Interests, after adjustments for estimated future losses. Using that information, the Manager will determine the price at which it would effect the purchase of the Subordinated Interest on behalf of the Company.

         The Company also intends in many instances to acquire Special Servicing rights with respect to the mortgage loans underlying MBS in which the Company owns a Subordinated Interest. Such Special Servicing rights will give the Company, among other things, some control over the timing of foreclosures on such mortgage loans and, thus, may enable the Company to reduce losses on such mortgage loans. The Board of Directors recognize that no assurances can be made, however, that the Company will be able to acquire such Special Servicing rights or that losses on the mortgage loans will not exceed the Company's expectations. Although the Company's strategy is to purchase Subordinated Interests at a price designed to return the Company's investment and generate a profit thereon, the Board of Directors recognize that there can be no assurance that such goal will be met or, indeed, that the Company's investment in a Subordinated Interest will be returned in full or at all.

         The Board has delegated to the Manager broad discretion in reaching its investment determination with respect to Subordinated Interests. Factors to be considered in deciding whether to invest in, and what price to pay for, a Subordinated Interest will include the possibility of receipt of taxable income from a Subordinated Interest that is in excess of the economic income therefrom, the status of such investments under the 1940 Act; whether the Company can obtain Special Servicing rights with respect to the underlying collateral; the extent of the Company's portfolio then invested in Subordinated Interests; the expected current yield and yield to maturity of the Subordinated Interests; the yield character of the balance of the

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Company's  portfolio;  and  the  credit  quality  of the  underlying  collateral
(including, for a mortgage loan, the loan-to-value ratio, the purpose, the principal amount, the terms, the geographic diversification and, in the case of commercial loans, the credit-worthiness of the tenants).

                                  B. OTHER MBS

         The Company may invest not only in classes of Subordinated Interests but also in other classes of MBS. For example, the Company may invest in IOs, which are entitled to no (or only nominal) payments of principal, but only to payments of interest If the mortgage loans underlying an IO prepay slowly, then the weighted average life of the IO will be extended, which will increase the yield to maturity on the IO. Conversely, faster prepayments have an adverse effect on the yield to maturity of an IO. The Company also may invest in Inverse IOs, which bear interest at a floating rate that varies inversely with (and often at a multiple of) changes in a specified index. The yield to maturity of a class of Inverse IOs is not only very sensitive to the rate of prepayments on the underlying mortgage loans, but also changes in the related index.

         The Manager may invest in other classes of MBS which are new issues or are trading in the secondary market via primary and secondary dealers. Each of the MBS classes will be screened and analyzed to determine if its structure fits the Company's investment plan.

         Utilizing the disclosed information, prior to settlement of the trade, the Manager will reverse engineer the transaction, verify yield tables, cash flows, and average life profiles under stress scenarios with existing models such as Bloomberg and Salomon's Yield Book.

         The Manager will typically run the entire current portfolio with and without the potential purchase and view total rate of return and yield to maturity profiles under various interest rate shocks. Typical interest rate shock scenarios consist of up 300 basis points and down 300 basis points with 100 basis point increments for a one year horizon. Each of these scenarios use prepayment assumptions that are generally based on the weighted average of several dealers projections.

         The Manager will evaluate the bond's default risk by reviewing underlying collateral and/or by checking rating status of non-agency securities for payment guarantee. The Manager will measure a bond's cash flow risk, call and reinvestment risk by examining prepayment assumptions, cash flows and weighted average life profiles under different interest rate shock scenarios. The Manager will review previous and current market conditions to project possible liquidity profiles in different interest rate scenarios. The Manager will gauge current market conditions to review bid ask spread on the investment.

                          C. DISTRESSED REAL PROPERTIES

         The Company will be permitted to invest in Distressed Real Properties.

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         The Company's policy will be to conduct an investigation and evaluation of the properties in a portfolio of Distressed Real Property before purchasing such a portfolio. Prior to purchasing assets, the Manager will generally identify and contact real estate brokers and/or appraisers in the market area of the subject properties to obtain rent and sale comparables and BPOs for each asset in a portfolio. This information is used to supplement due diligence that is performed by the Manager's employees.

         The Company's due diligence will generally include the review of market studies for each market within a portfolio. The studies typically will include area economic data, employment trends, absorption rates and market rental rates. Due diligence will also include site inspections by the Manager's employees or agents of most properties in a portfolio and a review of all available asset files and documentation. To the extent possible those will include examinations of available legal documents, litigation files, correspondence, title reports, operating statements, appraisals and engineering and environmental reports. The information compiled is then analyzed to determine a valuation for each property.

         The property valuation process utilizes a variety of tools which may include various proprietary financial models that have been developed by Ocwen Financial and will be available to the Company through a licensing agreement and will be used and applied by the Manager. Sources of information examined to determine value may include: (a) current and historical operating statements;
(b) existing appraisals; (c) BPOs; (d) rent and sales comparables; (e) industry statistics and reports regarding operating expenses such as those compiled by the Institute of Real Estate Management; (f) leases; and (g) deferred maintenance observed during site inspections or described in structural reports, and reports and correspondence found in the loan files.

         The Manager develops projections of net operating income and cash flows taking into account lease rollovers, tenant improvement costs and leasing commissions. The Manager will compare its estimates of revenue and expenses to historical operating statements and estimates provided in BPOs, appraisals and general industry and regional statistics. Market capitalization rates and discount rates are then applied to the cash flow projections to estimate values. These values are then compared to available appraisals, BPOs and market sale comparables to determine recommended bid prices for each asset. The bids take into account projected holding periods, capital costs and projected profit expectations. Recommended bid prices are then reviewed with senior management and a decision whether to bid is made. The amount offered by the Company generally will be the price that the Manager estimates is sufficient to generate an acceptable risk-adjusted return on the Company's investment.

         After the Company acquires Distressed Real Property, the Company's goal will be to improve management of the property so as to increase the cash flow from the property. Following increased cash flows and stabilization of the property, the Company may begin to seek an opportunity to sell the property. Although the period during which the Company will hold Distressed Real Properties will vary considerably from asset to asset, the Company believes that most such properties will be held in its portfolio more than four years and generally fewer than ten years.

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         If the Company is offered the opportunity to purchase a Distressed Real
Property that is likely to be held for fewer than four years, the Company intends to establish a corporation in which the Operating Partnership will hold a 95% non-voting ownership interest to make the purchase. Such a corporation will not be eligible for taxation as a qualified REIT subsidiary, and any profits that it earns on its activities will be subject to federal corporate income tax before they are distributable to the Company. If the Company purchases a Distressed Real Property with the intent to hold it in the Operating Partnership for more than four years, but an opportunity arises to sell the property sooner, the Company will consider certain strategies, such as a like-kind exchange, to reduce any negative tax consequences relating to the sale.

         The Company will maintain comprehensive insurance on each of the Distressed Real Properties, including liability insurance and fire and extended coverage, in amounts sufficient to permit the replacement of the properties in the event of a total loss, subject to applicable deductibles. The Company will endeavor to obtain coverage of the type and in the amount customarily obtained by owners of properties similar to the Distressed Real Properties. There are certain types of losses, however, generally of a catastrophic nature, such as earthquakes, floods and hurricanes, that may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it not feasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to the affected Distressed Real Property.

              D. REAL PROPERTIES WITH KNOWN ENVIRONMENTAL PROBLEMS

         The Company may acquire or originate mortgage loans secured by real estate with known environmental problems that materially impair the value of such real estate. The Company may also purchase such real estate.
In each instance, the following procedures must be followed.

         First, due diligence will be performed on the property as described under "Distressed Real Properties" above. Second, the Manager will engage an environmental engineering consultant to determine the scope of the risks affecting the property, describe the remediation alternatives, and prepare an estimate of the costs of such remediation alternatives and the time required to effect such remediation alternatives.

         The Company will not acquire title to the property (or mortgage) in its own name or the name of Ocwen Partnership, L.P. Instead, the Company will establish a single purpose entity to hold the property or mortgage (and any other properties with known material environmental problems or mortgages on such properties).

         The Company will limit its investments in such real estate and mortgages to no more than 10% of the Company's overall portfolio. If fluctuations in the value of the Company's portfolio cause this percentage to rise above 10%, the Company will (a) buy no additional environmentally distressed real properties or mortgages until such time as the percentage has been reduced and (b) if Manager determines that market conditions are not adverse and if selling an environmentally

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distressed  real  property or mortgage  would not  jeopardize  the Company's tax status or subject the Company to taxation, then the Company will sell one or more of its environmentally distressed properties or mortgages.

                           E. FOREIGN REAL PROPERTIES

         The Company will be permitted to purchase real properties located outside the United States or mortgages on such foreign real properties, if the following procedures are followed.

         First, the due diligence described above under "Distressed Real Properties" will be performed. Second, a local law firm will be hired to advise the Company concerning the applicable laws, including real property laws, of the local jurisdiction and to provide a legal opinion about the Company's rights to the property. Third, the Manager will consider ways to minimize the currency conversion risks associated with the investment, such as the purchase of currency swaps or the financing of the acquisition in the denominated currency.

         The Company will limit its investments in such real estate and mortgages to no more than 25% of the Company's overall portfolio. If fluctuations in the value of the Company's portfolio cause this percentage to rise above 25%, the Company will (a) buy no additional foreign real properties or mortgages until such time as the percentage has been reduced and (b) if Manager determines that market conditions are not adverse and if selling foreign real property or mortgages would not jeopardize the Company's tax status or subject the Company to taxation, then the Company will sell one or more of its foreign real properties or mortgages. The Company may be subject to foreign income tax with respect to its investments in foreign real estate. However, any foreign tax credit that otherwise would be available to the company for US. federal income tax purposes will not flow through to the Company's stockholders.

                          F. PERFORMING MORTGAGE LOANS

         The Company will be permitted to purchase or originate single-family residential mortgage loans, cooperative loans, multifamily residential mortgage loans and commercial performing mortgage loans.

         When deciding whether to purchase a large pool of single-family mortgage loans or commercial (including multifamily) mortgage loans, the Manager will perform due diligence tasks similar to those performed on RMBS and CMBS, respectively, as described above under "Subordinated Interests."

         Moreover, the Manager will negotiate the agreement pursuant to which the loans are purchased, to include customary and usual representations and warranties from the seller of the mortgage loans concerning and underwriting, origination and characteristics of the mortgage loans.


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                    G. CONSTRUCTION LOANS AND MEZZANINE LOANS

         The Company may take advantage of opportunities to provide construction or rehabilitation financing on commercial property, lending generally 85% to 90% of total project costs, and taking a first lien mortgage to secure the debt
("Construction Loans"). The Company also may invest in loans that are subordinate to first lien mortgage loans on commercial real estate ("Mezzanine Loans"). For example, on a commercial property subject to a first lien mortgage loan with a principal balance equal to 70% of the value of the property, the Company could lend the owner of the property (typically a partnership) an additional 15% to 20% of the value of the property. Typically the loan would be secured, either by the property subject to the first lien (giving the Company a second lien position) or by a controlling equity interest in the owner. If the equity interest is pledged, then the Company would be in a position to make decisions with respect to the operation of the property in the event of a default by the owner. These Construction and Mezzanine Loans generally would provide the operating income or gross revenues from the property, payable to the Company on an ongoing basis, and a percentage of any increase in value of the property, payable upon maturity or refinancing of the loan, or otherwise would allow the Company to charge an interest rate that would provide an attractive risk-adjusted return.

         The Due Diligence to be performed with respect to the Construction and Mezzanine Loans will include many of the tasks and evaluations performed in connection with Distressed Real Properties; however, such due diligence shall further include an underwriting evaluation and analysis of each individual borrower.

                         H. NONPERFORMING MORTGAGE LOANS

         The Company will be permitted to invest in nonperforming commercial mortgage loans. If purchased in pools, the due diligence to be performed before purchasing such loans will be similar to that described for the purchase of Distressed Properties, above.

                         I. SALE LEASEBACK TRANSACTIONS

         The Company will be permitted to participate in sale leaseback transactions in which the Company will purchase real estate (either improved or unimproved) and then will lease the property back to the seller under a long-term triple net lease. The Company also may provide financing necessary to build commercial improvements on the land, to refinance existing debt on the property or to provide additional funds to operate the business.

          IV. RESTRICTIONS ON INVESTMENTS IN REAL ESTATE RELATED ASSETS

         Except for the Initial Investments, Real Estate Related Assets shall not be acquired from the Manager or an Affiliate of the Manager without the prior approval of a majority of the Independent Directors and a Price Evaluation in the case of securities or appraisals in the event of real estate loans.

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                               V. USE OF LEVERAGE

         The Company will be permitted to leverage its portfolio through borrowings, through the use of reverse repurchase agreements, bank credit facilities (which may have fixed or adjustable interest rates and varying maturities) and mortgage loans on real estate owned by the Company. In addition, the Company will be permitted to purchase real estate, mortgage loans and other mortgage collateral for purposes of securitization. Until the collateral is securitized, the Company may enter into warehouse lines of credit or reverse repurchase agreements on such pools of real estate, mortgage loans and other mortgage collateral. The securitization transaction will be designed with the REIT status of the Company in mind, generally as debt issued by a qualified REIT subsidiary of the Company, or in another transaction structure, which will be reviewed early in the process by a tax lawyer experienced in securitization. At the closing of a securitization, the Company's assets will be leveraged by the issuance of CMOs or MBS. The Company also is permitted to issue CMOs or MBS collateralized by previously issued CMOs or MBS in transactions known as "resecuritizations." Borrowings that are materially different from the foregoing must be approved in advance by a majority of the Board of Directors.

         The purposes of the Company's leverage will be to earn income, facilitate portfolio management (including managing the effect of maturity or interest rate sensitivity) and mitigate risk (such as the risk of changes in interest rates). The Manager will have the ability to borrow for such purposes, subject to periodic review by the Board of Directors. Moreover, even if interest rates or market conditions are adverse, the Company may borrow to obtain sufficient cash to make required distributions of dividends or to fund share repurchases and tender offers if the Board of Directors deems such borrowing to be in the best interest of the stockholders.

         After most of the net proceeds of the Company's initial public offering are invested in real estate related assets, the Company may increase its Indebtedness, as defined below, such that the ratio of the Company's overall Indebtedness to its Equity, as defined below, does not exceed four to one. For these purposes "Indebtedness" includes only full recourse debt of the Company, and not any debt issued in a securitization transaction or otherwise for which recourse is limited to a fixed pool of assets. Likewise for these purposes "Equity" excludes any assets pledged to secure limited recourse debt.

         Notwithstanding the foregoing, if the Company's ratio of Indebtedness to Equity is four to one, and the Company's equity declines, the Company will not be required to reduce its Indebtedness immediately, but will not incur any additional Indebtedness until such time as incurring such additional Indebtedness will result in a ratio of four to one or less.

         The Company will not borrow funds from the Manager or any of the Manager's Affiliates.

                  VI. INTEREST RATE RISK MANAGEMENT GUIDELINES

         The Company will seek to build a balance sheet and undertake an interest rate risk management program which is likely, in management's view, to enable the Company to generate positive earnings given a variety of potentially adverse circumstances. To the extent consistent with its election to qualify as a REIT, the Company intends to follow an interest rate risk management program intended to protect against the effects of major interest rate changes. Specifically, the Company's interest rate risk management program will be

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formulated  with the  intent to offset  the  potential  adverse  effects  on net interest income resulting from the mismatch between the time to repricing between the interest rates on the Company's assets and the interest rates on its liabilities.

         Pursuant to the Company's overall business strategy, a substantial portion of the Company's borrowings will be short-term or adjustable-rate. See "V. Use of Leverage". The Company will attempt to mitigate the risk of the cost of its variable rate liabilities increasing at a faster rate than the earnings on its assets during periods of rising interest rates by purchasing from time to time interest rate caps and interest rate swaps.

         An interest rate cap agreement will be a legal contract between the Company and a third party firm (the "counterparty"). The Company will make an up-front cash payment to the counterparty and the counterparty will agree to make payments to the Company in the future should the rate of a given index, typically one or three month LIBOR, rise above the "strike" rate specified in the contract. Each contract will have a specified notional face amount. Should the index rise above the contractual strike rate, the Company will earn cap income. Payments on an annualized basis will equal the product of the contractual notional face amount times the difference between the actual index and the strike rate.

         An interest rate swap agreement will be a legal contract between the Company and a counterparty wherein the Company will pay a specified fixed rate to the counterparty and the counterparty will pay a floating rate to the Company. The periodic payments between the Company and the counterparty will be based on a notional amount. Payments will generally be made on a net settlement basis and will be equal to the product of the contractual notional face amount times the difference between the fixed rate and the floating index.

         In all of its interest rate risk management transactions, the Company will follow certain procedures designed to limit credit exposure to counterparties, including counterparties whose financial strength meets the Company's requirements.

         No strategy can completely insulate the Company from interest rate changes and defaults from counterparties. Further, certain of the Federal income tax requirements that the Company must satisfy to qualify as a REIT will limit the Company's ability to fully hedge its interest rate risk. The Company will monitor, and may have to limit, its interest rate risk program to assure that it does not realize excessive hedging income, or hold hedging assets having excess value in relation to total assets, which would result in the Company's disqualification as a REIT or, in the case of excess hedging income, the payment of a penalty tax for failure to satisfy certain REIT income tests under the Code, provided such failure was for reasonable cause. In addition, interest rate risk management involves transaction costs which increase significantly as the period covered by the hedging protection increases.

         The Company may elect to conduct a portion of its hedging activities through one or more subsidiary corporations if continuing to conduct such activities by the Company would jeopardize the Company's status as a REIT. Such

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subsidiary  would not be a  Qualified  REIT  Subsidiary  and would be subject to
Federal and state income taxes.

         The Company intends generally to hedge as much of the interest rate risk as management determines is in the best interests of the stockholders of the Company, given the cost of such hedging transactions and the need to maintain the Company's status as a REIT. This determination may result in management electing to have the Company bear a level of interest rate risk that could otherwise be hedged when management believes, based on all relevant facts, that bearing such risk is advisable.

                              VII. 1940 COMPLIANCE

         The Company shall conduct its operations so as not to become regulated as an investment company under the Investment Company Act of 1940. The Company's investment activities shall be directed such that the Company shall invest fifty-five percent (55%) of its assets in mortgages and other lines of interests in real estate, and an additional twenty-five percent (25%) in Qualifying Interests or other real estate related assets within one year of Closing or May 19, 1998.

                           VIII. CONFLICTS OF INTEREST

         The Company will acquire Subordinated Interests, Distressed Real Properties or Other Real Estate Related Assets from the Manager or one of its affiliates only if a majority of the Independent Directors approve the transaction in advance. In making their decision, the Independent Directors will consider information provided by the Manager and such other information as they deem appropriate to determine whether the investment is consistent with the Guidelines, whether the price is fair and whether the investment is otherwise in the best interests of the Company. To determine whether the price of a Distressed Real Property is fair, the Independent Directors may consider a number of factors, including an appraisal of an MAI appraiser who is certified or licensed in the state and whose compensation is not dependent on the transaction. In approving the acquisition of Subordinated Interests or other classes of MBS, the Independent Directors will consider data such as that presented in the tables under "Initial Investments" and "Yield Considerations Related to the Initial Investments" as well as price quotes from investment bankers (such as the placement agents or underwriters of such MBS).

         From time to time, mortgage lenders offer for sale large pools of mortgage loans and REO Properties pursuant to a competitive bidding process. In such a case, Ocwen Financial Corporation ("OFC") may choose an unaffiliated entity with which to submit a joint bid for the pool, as long as OFC takes title only to the mortgage loans and not to the real estate. In the alternative OFC may, but is not required to, invite the Company to submit a joint bid for such pool. If the Company and OFC are successful bidders on a pool of Mortgage Loans and real estate, in general the Company would take title to the real estate and OFC would take title to the Mortgage Loans.

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         The Company  may,  but does not  currently  intend to,  participate  in mortgage loans together as a co-participant with OFC or its affiliates. To the extent that the Company does so participate, generally, the terms of the participation would be structured so that OFC would service the loans for a market servicing fee and after such servicing fee, the remaining proceeds from the loan would be shared pari passu in accordance with their interests in the loan. Any such co-participating transactions with OFC or its affiliates will be reviewed by the Independent Directors as part of their quarterly review to ensure compliance with the Guidelines.

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